NAM TAI ELECTRONICS, INC.

PRC headquarter address: Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China

Telephone: (86 755) 2749 0666 Facsimile: (86 755) 2747 1549

Hong Kong corresponding address: Unit 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong

Telephone: (852) 2341 0273 Facsimile: (852) 2263 1223

website: www.namtai.com

September 10, 2012

Via EDGAR

Securities and Exchange Commission (the “Commission” or “Staff”)

c/o Tim Buchmiller

100 F Street, NE

Washington, DC 20549-7010

Re:	Nam Tai Electronics, Inc. (the “Company”)

Form 20-F for the year ended December 31, 2011

Filed March 16, 2012

File No. 001-31583

Dear Mr. Buchmiller:

This is in response your comment letter of August 10, 2012 to the undersigned as the Acting Chief Executive Officer of the Company. For the convenience of the Staff, the comment is repeated verbatim with the Company’s response immediately following.

PFIC Considerations, page 69

1.	We note from your response to prior comment 1 that you included disclosure in your filing that you may be treated as a PFIC for 2011 based in part on your analysis that your cash and cash equivalents are a passive asset for purposes of the PFIC asset test. Since it appears from your filings that your cash and cash equivalents stood at less than 50% of your total assets at the end of each quarter during fiscal 2011, please provide us with a clear analysis as to why you might be treated as a PFIC for 2011. With a view towards revised disclosure, please also tell us why there is uncertainty regarding the determination as to your PFIC status, who makes that determination and when that determination is made. If any actual determination concerning your PFIC status is made, please tell us how you intend to inform your shareholders.

Company’s Response:

Generally, a publicly traded foreign corporation will be classified as a PFIC if 50% or more of the average gross value of its assets, determined at the end of each quarter, is attributable to assets such as cash or cash equivalents that produce passive income. For this purpose, the gross value of the corporation’s assets is their gross fair market value, not their gross book value. Consistently, the legislative history of the PFIC provisions states that Congress intended that the total value of a publicly traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities. On this basis, the Company determined that it may be treated a PFIC for 2011 and it has so informed its shareholders through a disclosure in its Form 20-F for 2011.

The Company believes that two factors contributed to this result. The global recession and negative perception of China based companies in the U.S. resulted in a lower market valuation for companies with significant operations in China, which decreased the Company’s market capitalization in 2011. The Company’s cash reserves also increased through 2010 and 2011 due to delay in the transfer of land use rights for the Company’s Wuxi and Shenzhen manufacturing facilities, resulting in a delay for certain planned capital expenditures. Nevertheless, the Company believes the buildup of its cash reserve may be short lived. As disclosed in the Company’s various 6-K filings, the Company broke ground on July 13, 2012 to build additions to its Wuxi manufacturing facilities and will be deploying a significant portion of its cash reserves to upgrade its Wuxi and Shenzhen manufacturing facilities to manufacture liquid crystal display modules (LCMs) for tablet computers and smartphones throughout 2012 and 2013.

Securities and Exchange Commission

September 10, 2012

As a result of the classification as a PFIC, for any U.S. holder of the Company’s shares, a special tax regime would apply to both (a) any “excess distribution” by the Company (generally, the U.S. holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of the Company’s shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. holder’s holding period for such shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which the Company was classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. holder’s holding period in which the Company was classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.

A U.S. holder of the Company’s shares would generally be subject to the PFIC rules described above with respect to distributions by the Company, and dispositions by the Company of the stock of, any direct or indirect subsidiaries of the Company that are classified as PFICs under either the “income test” or under the alternative “asset test” described in the Company’s Form 20-F for 2011, as if such holder received directly its pro-rata share of either the distribution or proceeds from such disposition.

A U.S. holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, the Company’s earnings, on a pro rata basis, would be currently included in their gross income. However, the Company does not presently plan to provide to the holders of the Company’s shares information that would enable them to make a “qualified electing fund” election; thus, such election may not be available with respect to their holding of Company’s shares.

In addition, U.S. holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to the Company’s shares. Although a U.S. holder may be eligible to make a mark-to-market election with respect to the Company’s shares, no such election may be made with respect to the stock of any of the Company’s subsidiaries that a U.S. holder is treated as owning, if such stock is not marketable. Hence, the mark-to-market election generally would not be effective to eliminate the interest charge described above with respect to deemed dispositions of a subsidiary PFIC stock or distributions from a subsidiary PFIC. “Marking-to-market”, in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of the Company shares over such holder’s tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. holder to avoid the deferred interest charge that would otherwise be imposed on them.

As disclosed under “Item 10, Additional Information - PFIC Considerations” on the Company’s Form 20-F for 2011, U.S. holders of the Company’s shares are urged to consult their own tax advisors for guidance as to Company’s PFIC status.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Securities and Exchange Commission

September 10, 2012

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
M. K. Koo
Chief Executive Officer

	Ms. Amanda Ravitiz	)
cc:	Mr. Joseph McCann	)	c/o Mr. Tim Buchmiller
	Mr. Tim Buchmiller, Esq.	)	via fax (202) 772-9349